United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press ReleaseVale informs on approval by the Board of DirectorsRio de Janeiro, September 10th, 2020 – Vale S.A. informs that its Board of Directors approved today the payment of total shareholder remuneration in the gross amount of R$ 2.407510720 per share, being R$ 1.410166173 per share in the form of dividends and R$ 0.997344547 per share in the form of interest on capital.The payment of the remuneration will occur on September 30th, 2020 and shareholders will be entitled to remuneration, as follows:i. Record date for the owners of Vale shares traded on the B3 will be on September 21st, 2020 and for holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) will be on September 23rd, 2020.ii. Vale's shares will start trading ex-dividends / interest on capital on the B3 and NYSE on September 22nd, 2020.iii. The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, as of October 7th, 2020.iv. According to the Brazilian law, the distribution of interest on capital is subject to the deduction of withholding income tax, except for the exempt beneficiaries that prove compliance with the legal conditions for the exemption. Any change in the shareholder register regarding tax residence and profile shall be completed by September 21th, 2020, to ensure the accurate withholding tax related to the interest on capital announced today.Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.comThis press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: September 11, 2020		Director of Investor Relations